

Mail Stop 3720

November 8, 2010

Via FAX: 604-646-1571

Mr. Donald M. Prest
Chief Financial Officer
Omnicity Corp.
807 South State Rd. 3
Rushville, IN 46173

> **Re:** **Omnicity Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed on October 23, 2009**
> **Form 10-Q for the Quarterly Periods Ended April 30, 2010**
> **File No. 000-52827**

Dear Mr. Prest:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director